

July 31, 2012

<u>Via E-mail</u>
Amos Kohn
President & Chief Executive Officer
Digital Power Corporation
41324 Christy Street
Fremont, CA 94538-3158

> **Re: Digital Power Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 3, 2012**
> **Amendment No. 1 to the Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 25, 2012**
> **File No. 001-12711**

Dear Mr. Kohn:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

1. We note that throughout the discussion of your results of operations you attribute fluctuations to financial statement line items to "increases" or "decreases" in underlying sales and expenses. In future filings, please also include a discussion of the reasons the changes occurred.

Exhibit 32

2. We see that the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 refers to the Form 10-K for the period ended December 31, 2010. Please amend your filing to include the entire filing, including Section 302 and 906 certifications that reference the Form 10-K for the fiscal year ended December 31, 2011.

Amendment No. 1 to the Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 4. Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

3. We note your disclosure that your principal executive and financial officer believes your disclosure controls and procedures are effective "to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms." The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. In future filings, including any amendments to your Form 10-Q, please remove the superfluous language, or revise the disclosure so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Changes in Internal Control Over Financial Reporting, page 18

4. We note your disclosure that there were "no significant changes in our internal control over financial reporting." Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during the your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise future filings, including any amendments to your Form 10-Q, to disclose any changes that meet the requirements of Item 308(c) of Regulation S-K.

Item 6. Exhibits, page 25

5. We see that the Form 10-Q/A filed on May 25, 2012 does not include the certifications required by Section 302 or 906 of the Sarbanes-Oxley Act of 2002. Please note that Section 302 and Section 906 certifications are required for any amendment to a periodic report which includes financial statements or other financial information. Accordingly, please file a full amendment of your Form 10-Q that includes the entire periodic report and currently dated Section 302 and 906 Certifications. Refer to Questions 161.01 and 161.08 of the Exchange Act Rules C&DI available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Amos Kohn
Digital Power Corporation
July 31, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or Kristin Lochhead at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief